UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s October 2008 total passenger traffic decreases 10.5%

• Year to date traffic increases 1.6%

Monterrey, Mexico, November 7, 2008—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports decreased 10.5% in October 2008, as compared to October 2007.

Domestic traffic in October 2008 decreased 10.1% (-101,022 passengers), compared to the prior year period. Traffic at Durango, Mazatlán, Ciudad Juárez, Culiacán, Torreón, Chihuahua and Monterrey were affected principally by the cancellation of frequencies by Aviacsa and VivaAerobus, the suspension of Aerocalifornia, and the departure of Avolar from OMA’s airports. The reduction in traffic in San Luis Potosi was principally the result of a reduction in frequencies by Click Mexicana and a decrease in general aviation. Domestic passenger traffic increased in the airports in Reynosa, Acapulco and Zacatecas, principally as a result of increased activity by Volaris, Alma, Interjet, and Click Mexicana. The beginning of operations on October 22, 2008 of Volaris in Chihuahua with a route to Toluca is also noteworthy.

International traffic decreased 12.9% (-20,789 passengers) in October 2008, as compared to October 2007. The airports of Monterrey, Mazatlán, Zihuatanejo, Zacatecas and Culiacan were the most affected, principally as a result of a reduction in frequencies and cancellation of routes by some U.S. carriers and the departure of Delta from some airports.

On October 21, 2008, the charter airline Aladia announced the suspension of its operations as a result of the difficult business environment faced by the air transport industry, together with the International economic and financial crisis. This airline carried 1.4% of OMA’s total passenger traffic for the first 10 months of 2008.

By airport

Monterrey, OMA’s principal airport, served 506,815 passengers in October 2008, a decrease of 9.3% (-51,734 passengers) compared to the same month of 2007. Domestic traffic at the Monterrey airport decreased 9.3% principally as a result of a lower volume of traffic on Aviacsa and the cancellation of some routes by VivaAerobus. International passenger traffic decreased 8.8%, affected by a reduction in flight frequencies by Continental and a reduced load factor on American Airlines.

Acapulco, OMA’s third largest airport, recorded passenger traffic growth of 10.0% in October. Domestic passenger traffic increased 11.5% as a result of an increase in passenger traffic to and from Toluca, Mexico City, and Tijuana. International passenger traffic decreased 1.4% principally because of a reduction in traffic to Houston and Phoenix.

The Reynosa airport continued to generate positive results. October total passenger traffic increased 19.1%, largely because of the activities of Volaris, Click Mexicana, and Alma.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: November 7, 2008